Exhibit (a)(5)(J)

BGC ISSUES LETTER TO GFI BOARD AND SPECIAL COMMITTEE

NEW YORK, NY – January 9, 2015 – BGC Partners, Inc. (NASDAQ: BGCP) (“BGC Partners,” “the Company,” or “BGC”), a leading global brokerage company primarily servicing the financial and real estate markets, today announced that it has issued a letter to the board of directors and special committee of GFI Group Inc. (NYSE: GFIG) (“GFI Group” or “GFI”) regarding its all-cash tender offer to acquire all of the outstanding shares of GFI for $5.45 per share.

The company previously announced that it has filed preliminary proxy materials with the Securities and Exchange Commission (“SEC”) in order to solicit votes at the January 27, 2015 special meeting of GFI shareholders against the proposed merger with CME Group Inc. (NASDAQ: CME) (“CME”). A copy of the letter sent to GFI’s board of directors and special committee is included below:

January 8, 2015

Board of Directors and Special Committee of GFI Group Inc.

c/o Christopher D’Antuono, General Counsel and Corporate Secretary

GFI Group Inc.

55 Water Street

New York, New York 10041

c/o Morton A. Pierce and Bryan J. Luchs

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

To the Board of Directors and Special Committee of GFI Group Inc. (“GFI”):

As you know, BGC Partners, Inc. (“BGC”) has commenced a tender offer to acquire 100% of the shares of GFI for $5.45 in cash per share. Our tender offer is fully financed, and we have already obtained all regulatory approvals necessary to complete the tender offer. Moreover, to make it easier to complete our tender offer, we have reduced the minimum tender condition from a majority of outstanding shares on a fully diluted basis to 45% of the outstanding shares. In contrast, GFI’s proposed transaction with a consortium of management and CME Group Inc. (“CME”) would only provide the GFI stockholders with $5.25 per share, consisting of a combination of cash and CME common stock, and requires approval of a majority of the outstanding GFI common stock held by persons other than the management consortium. Our proposed offer is therefore superior to the joint CME/management bid in every way—value, form of consideration and certainty of closing.

Despite the clear superiority of our offer, we have faced continued obstacles and delaying tactics, which we believe are the result of actions taken by Michael Gooch and Colin Heffron, who have a conflicting personal commitment to the joint CME/management bid for GFI and are actively sabotaging the transaction with BGC.

Ongoing Negotiations

To recap the situation, over the past three years, we have expressed an interest in a potential combination of BGC and GFI, and members of our management and GFI management have had explicit discussions regarding such a potential combination. Most recently, on July 29, 2014, we sent a letter to Messrs. Gooch and Heffron expressly stating that we were interested in acquiring GFI, and that we could offer a price per share substantially in excess of GFI’s current trading price. BGC received no response to this letter. Instead, the next day, on July 30, 2014, GFI entered into a series of agreements with CME in which CME would acquire GFI for $4.55 per share. The CME transaction had at least two extraordinary features: (1) first, CME agreed that, immediately after it acquired GFI, it would sell to a consortium of GFI management the brokerage business of GFI for $165 million in cash (for a business that had total balance sheet cash of $231 million on June 30, 2014 and $223 million as of September 30, 2014) and the assumption, at closing, of certain unvested deferred compensation and other liabilities; and (2) second, certain GFI stockholders, including entities controlled by Mr. Gooch that collectively control 38% of the outstanding GFI shares, entered into support agreements providing that they would vote in favor of the joint CME/management transaction and against any alternative bid, even if that bid is superior to the joint CME/management transaction, and would continue to vote against any alternative bid for up to one year after the CME/management transaction was terminated. Because the GFI certificate of incorporation requires that mergers receive the approval of at least two-thirds of the stock voting at a stockholders meeting, the support agreement effectively precludes any alternative merger transaction for at least one year following the termination of the CME merger agreement.

Despite these obstacles, BGC continued to seek a superior transaction with GFI—for its shareholders as well as its customers and brokers. On September 8, 2014, we sent a letter to the GFI board offering to acquire 100% of the GFI common stock at a premium of more than 15% to the price offered by the joint CME/management bid. That offer was fully financed and not subject to any financing contingency. We also commenced a tender offer to acquire 100% of the GFI stock at the same price. Since that time, we have engaged in good-faith discussions with the GFI special committee for more than three months, and in the course of those discussions, we have resolved and addressed each and every meaningful issue raised by the GFI special committee.

Thus, the GFI special committee has in hand a fully negotiated set of agreements pursuant to which BGC can acquire all of the tendered shares of GFI common stock at $5.45 per share in cash. Our offer price represents a premium of $0.20 per share over the joint CME/management bid and provides immediate and certain value to the GFI stockholders since it is all cash, as opposed to CME’s offer of mostly common stock and some cash. Both the GFI special committee and the GFI board have claimed that shareholder value is their primary focus. If this is true, we believe that both the GFI special committee and the GFI board are obligated to recommend the BGC superior offer to shareholders and support BGC’s bid, including by meeting the board condition outlined in BGC’s offer.

Equity Awards and Employment Agreements

We are also very troubled by the recent media reports that GFI brokers have asked GFI to amend their equity awards and broker employment agreements such that, if BGC completes its acquisition of GFI, the GFI brokers could quit GFI without consequence, and receive acceleration of all of their unvested equity awards. According to media reports, the termination rights and accelerated vesting would apply only if BGC were to acquire GFI, and not if CME or any other entity or person were to acquire GFI. It seems clear to us that these outrageous demands were encouraged and incited by Messrs. Gooch and Heffron and GFI management as a means to favor their own joint bid for the company. These actions, if taken, would be against the interest of all GFI shareholders, who deserve the highest price for their stock. The financial brokerage business is highly employee driven, and broker employment agreements and incentive compensation arrangements are critical to its success, at BGC and GFI. If GFI were to agree to employee termination rights or provide these windfall acceleration of RSUs, it would greatly diminish the value of the company for the GFI stockholders, by self-inflicting a grave wound on GFI, merely to favor an inferior self-interested and conflicted transaction that only benefits Messrs. Gooch and Heffron.

We have been clear to the GFI special committee and reiterate now that we would consider any conduct by GFI that incentivizes GFI brokers to leave the company as a clear breach of the fiduciary duties of any director or officer who promotes or approves such incentives. It cannot be in the interest of GFI’s public shareholders for management to promote or effect new compensation incentives that diminish the value of GFI by incentivizing GFI employees to leave the company in the event of the success of the BGC bid. Such tactics are reminiscent of crown-jewel options, change-of-control puts, leveraged recapitalizations and other anti-takeover tactics that cannot be justified in a situation where management has already signed up a management-buyout agreement with a third party and a different third party has topped that bid.

BGC has attempted to address these employment issues by making clear in a recent press release that it would continue to honor previously agreed GFI RSUs or deferred compensation on the original vesting schedules, or, at the election of the employees, to pay for such units at $5.45 in cash. Nevertheless, BGC reserves all its rights with respect to any such detrimental future actions by GFI or the officers and directors of GFI.

Delays by the GFI Board

We also believe that Messrs. Gooch and Heffron have and continue to abuse their positions as directors of GFI to frustrate the consummation of our superior proposal. For example, following GFI’s agreement with CME for a revised transaction price of $5.25 per share in cash and CME stock, we sent a letter on December 11, 2014 to the GFI board and special committee offering to increase our price to $5.45 per share in cash. As part of our offer, we indicated that we would be willing to sign the tender offer agreement and related agreements containing the terms and conditions that we had negotiated with counsel to the special committee, including agreeing to the one remaining outstanding term that had been requested by counsel to the special committee. Within a day of providing this letter, on December 12, 2014, the GFI special committee agreed that our offer could reasonably be expected to lead to a superior offer and that same day, the special committee requested that GFI convene a meeting of the GFI board to act on the special committee’s recommendation, both actions which are required Section 6.5(f) the CME merger agreement. Despite this timely request, the GFI board, including Messrs. Gooch and Heffron, failed to act on this recommendation for eleven days—until December 23, 2014—and acted only after meeting three times because the GFI board failed to take any action at the first two meetings. Their reaction, when finally delivered, was included solely in an SEC filing, not in a public press release, at a time when most analysts, investors and reporters were unlikely to notice.

It seems obvious to us that the GFI board’s failure to take prompt action, including an action that was clearly recommended by the GFI special committee, is the result of the influence of Messrs. Gooch and Heffron, who, despite their unambiguous conflicted financial interest in the transaction, are actually attending and participating in discussions at the GFI board meetings. This flagrantly inappropriate participation is affecting the ability of the GFI board to promptly take the actions recommended by the GFI special committee. This is a clear abuse by Messrs. Gooch and Heffron of their positions as directors of GFI, and an attempt to use their positions to frustrate the consummation of our superior proposal in favor of their inferior proposal. It is completely wrong and improper that, under these circumstances, Messrs. Gooch and Heffron continue to attend board meetings. Accordingly, we urge that Messrs. Gooch and Heffron be excluded from any future deliberations by the GFI board or special committee on these matters.

Despite these tactics by Messrs. Gooch and Heffron, we continue to be enthusiastic about the benefits of our superior offer both from a financial point of view for GFI’s stockholders and more generally for GFI’s customers, trading counterparties, regulators, vendors, brokers, and support staff. We encourage the GFI board and special committee to reject Messrs. Gooch and Heffron’s conflicted, self-serving actions and the abuse of their positions in GFI’s management and board in clear violation of their duties to all GFI stockholders and to take the actions necessary to support BGC’s clearly superior tender offer.

Sincerely,

Shaun D. Lynn

President

BGC Partners, Inc.

499 Park Avenue

New York, NY 10022

The expiration date for the tender offer is 5:00 PM New York City time on January 27, 2015, unless extended.

Innisfree M&A Incorporated is the Information Agent for the tender offer and any questions or requests for the Offer to Purchase and related materials with respect to the tender offer may be directed to them, toll-free at (888) 750-5884.

BGC’s financial advisor and dealer manager for the tender offer is Cantor Fitzgerald & Co. and its legal advisor is Wachtell, Lipton, Rosen & Katz.

About BGC Partners, Inc.

BGC Partners is a leading global brokerage company servicing the financial and real estate markets. Products include fixed income securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, commercial real estate, commodities, futures, and structured products. BGC also provides a wide range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back-office services to a broad range of financial and non-financial institutions. Through its BGC Trader and BGC Market Data brands, BGC offers financial technology solutions, market data, and analytics related to numerous financial instruments and markets. Through the Newmark Grubb Knight Frank brand, BGC offers a wide range of commercial real estate services including leasing and corporate advisory, investment sales and financial services, consulting, project and development management, and property and facilities management. BGC’s customers include many of the world’s largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments, corporations, property owners, real estate developers, and investment firms. BGC’s common stock trades on the NASDAQ Global Select Market under the ticker symbol (NASDAQ: BGCP). BGC also has an outstanding bond issuance of Senior Notes due June 15, 2042, which trade on the New York Stock Exchange under the symbol (NYSE: BGCA). BGC Partners is led by Chairman and Chief Executive Officer Howard W. Lutnick. For more information, please visit http://www.bgcpartners.com.

BGC, BGC Trader, Newmark, Grubb & Ellis, and Grubb are trademarks and service marks of BGC Partners, Inc. and/or its affiliates. Knight Frank is a service mark of Knight Frank (Nominees) Limited.

Important Additional Information

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of GFI Group Inc. (“GFI”) or any other securities. BGC Partners, Inc. and its subsidiary BGC Partners, L.P. have commenced a tender offer for all outstanding shares of common stock of GFI and have filed with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and related documents). These documents, as they may be amended from time to time, contain important information, including the terms and conditions of the tender offer, and shareholders of GFI are advised to carefully read these documents before making any decision with respect to the tender offer.

BGC has filed a preliminary proxy statement and relevant documents in connection with the special meeting of the stockholders of GFI at which the GFI stockholders will consider certain proposals regarding the potential acquisition of GFI by CME Group Inc. (the “Special Meeting Proposals”). BGC and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from GFI’s stockholders in connection with the Special Meeting Proposals. STOCKHOLDERS OF GFI GROUP ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER

RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. These materials are also available to GFI Group security holders at no expense to them at http://ir.bgcpartners.com or by calling BGC Partners’ information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5884.

Discussion of Forward-Looking Statements by BGC Partners

Statements in this document regarding BGC Partners’ business that are not historical facts are “forward-looking statements” that involve risks and uncertainties. Except as required by law, BGC undertakes no obligation to release any revisions to any forward-looking statements. For a discussion of additional risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see BGC’s Securities and Exchange Commission filings, including, but not limited to, the risk factors set forth in the Company’s public filings, including BGC’s most recent Form 10-K and any updates to such risk factors contained in subsequent Form 10-Q or Form 8-K filings.

BGC Media Contacts:

George Sard / Bryan Locke / Bob Rendine Sard Verbinnen & Co +1-212-687-8080

Hannah Sloane +1 212-294-7938	Sarah Laufer +1 212-915-1008

BGC Investor Contacts:

Jason McGruder +1 212-829-4988	Jason Chryssicas +1 212-915-1987